EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports

Fourth Quarter and Full Year 2013 Financial Results

YAHUD, ISRAEL, March 27, 2014 -- Magal Security Systems, Ltd. (NASDAQ NMS: MAGS) today announced its financial results for the three and twelve month periods ended December 31, 2013. Management will hold an investors’ conference call later today, at 11:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

FOURTH QUARTER 2013 RESULTS SUMMARY

Revenues for the fourth quarter of 2013 were $13.0 million, a decrease of 41.5% compared with revenues of $22.2 million in the fourth quarter of 2012.

Gross profit in the fourth quarter was $4.5 million, or 34.5% of revenues, a decrease of 55.9% compared to gross profit of $10.1 million, or 45.7% of revenues, in the fourth quarter of 2012. The change in gross margin between quarters is a function of changes in the revenue mix.

Operating loss in the fourth quarter was $2.4 million, compared to operating profit of $3.2 million, or 14.5% of revenues, in the fourth quarter of 2012.

Net loss in the fourth quarter was $2.3 million, or $0.15 per share, compared with net income of $1.3 million, or $0.08 per share in the fourth quarter of 2012.

FULL YEAR 2013 RESULTS

Revenues for the year ended December 31, 2013 were $51.5 million, a 33.7% decrease compared with $77.7 million in 2012.

Gross profit for the year ended December 31, 2013 was $20.5 million, representing 39.7% of revenues, compared with $33.5 million, representing 43.2% of revenues in 2012.

Operating loss for the year ended December 31, 2013 was $4.5 million, compared with operating income of $5.6 million in 2012.

Net loss for the year ended December 31, 2013 was $4.5 million, or $0.28 per share, compared with net income of $4.1 million, or $0.26 per share, in 2012.

Cash and short term deposits, net of bank debt, as of December 31, 2013, decreased to $36.3 million, or $2.25 per share, compared with cash and short term deposits, net of current bank debt, of $41.0 million, or $2.55 per share, on December 31, 2012.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal, said, “2013 was a weak year for us, due to sluggish economies in many of our target geographies combined with delays in several projects. However, on the positive side, I am encouraged by the recent strong pick-up in activity. Magal has emerged from the recent global financial crisis with a strong cash position and is in a good position to take advantage of the current economic up-trends. Looking ahead, we have much to be optimistic about.”

Continued Mr. Livneh, “Our backlog has grown strongly in recent months, and projects which were delayed in 2013 are now beginning to move ahead. Across all our geographies, we are seeing positive signs of improvement. We are putting significant effort on our cyber security activity and have started to see good traction and initial sales of our CyberSeal products. Finally, we are actively engaged in pursuing synergistic acquisitions and I hope to realize some of the fruits of these efforts in 2014. At this point in time, I am very optimistic based on the many opportunities ahead of us and expect that we will resume our growth as we move forward in 2014.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, March 27, 2014, at 11:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0610; UK: 0 800 917 5108; Intl.: +972 3 918 0610

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Twelve Months Ended December 31,			Three Months Ended December 31,
	2013	2012	% change	2013	2012	% change
Revenue	$51,517	$77,697	(33.7)	$12,994	$22,227	(41.5)
Cost of revenue	31,059	44,163	(29.7)	8,514	12,078	(29.5)

Gross profit	20,458	33,534	(39.0)	4,480	10,149	(55.9)
Operating expenses:
Research and development, net	4,409	4,041	9.1	1,205	928	29.8
Selling and marketing	12,781	16,528	(22.7)	3,105	3,953	(21.5)
General and administrative	7,787	7,408	5.1	2,599	2,042	27.3
Total operating expenses, net	24,977	27,977	(10.7)	6,909	6,923	(0.2)

Operating income (loss)	(4,519)	5,557		(2,429)	3,226
Financial expense (income), net	(59)	472		(147)	952

Income (loss) before income taxes	(4,460)	5,085		(2,282)	2,274

Income tax expense	69	991		62	947

Net income (loss)	(4,529)	4,094		(2,344)	1,327
Less - loss attributable to non-controlling interests	66	-		(11)	-

Net income (loss) attributable to Magal shareholders'	(4,463)	4,094		(2,355)	1,327

Basic net earnings per share	$(0.28)	$0.26		$(0.15)	$0.08

Diluted net earnings per share	$(0.28)	$0.26		$(0.15)	$0.08

Weighted average number of shares used in computing basic net earnings (loss) per share	16,138,944	16,003,482		16,147,522	16,091,796

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,138,944	16,030,816		16,147,522	16,108,130

	Twelve Months Ended December 31		Three Months Ended December 31
	2013%	2012%	2013%	2012%

Gross margin	39.7	43.2	34.5	45.7
Research and development, net as a % of revenues	8.6	5.2	9.3	4.2
Selling and marketing as a % of revenues	24.8	21.3	23.9	17.8
General and administrative as a % of revenues	15.1	9.5	20.0	9.2
Operating margin	(8.8)	7.2	(18.7)	14.5
Net margin	(8.7)	5.3	(18.1)	6

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$32,235	$36,784
Short-term bank deposit	6,147	1,789
Restricted deposit	6,101	7,818
Trade receivables, net	12,634	17,920
Unbilled accounts receivable	2,388	2,394
Other accounts receivable and prepaid expenses	2,379	2,671
Inventories	8,352	8,535
Deferred income taxes	599	502

Total current assets	70,835	78,413

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	690	1,048
Long-term deposits and restricted bank deposits	35	48
Severance pay fund	2,589	2,220
Deferred income taxes	46	-

Total long-term investments and receivables	3,360	3,316

PROPERTY AND EQUIPMENT, NET	7,280	7,122

OTHER INTANGIABLE ASSETS, NET	895	171

GOODWILL	5,417	2,014

TOTAL ASSETS	$87,787	$91,036

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2013	2012

CURRENT LIABILITIES:

Short-term bank credit	$5,764	$5,358
Current maturities of long-term bank debt	506	33
Trade payables	3,916	6,725
Customer advances	4,226	6,895
Other accounts payable and accrued expenses	9,431	10,200
Deferred income taxes	34	-

Total current liabilities	23,877	29,211

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	1,912	6
Deferred income taxes	301	210
Accrued severance pay	4,157	3,283

Total long-term liabilities	6,370	3,499

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
December 31, 2013 and December 31, 2012;
Issued and outstanding: 16,147,522 shares at December 31, 2013
and 16,098,022 shares at December 31, 2012	4,901	4,887
Additional paid-in capital	68,371	66,183
Accumulated other comprehensive income	7,114	4,749
Foreign currency translation adjustments (Company's stand alone
financial statements)	1,349	2,224
Accumulated deficit	(24,180)	(19,717)

Total Magal shareholders' equity	57,555	58,326
Non controlling interest	(15)	-

TOTAL SHAREHOLDERS' EQUITY	57,540	58,326

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$87,787	$91,036